List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 May 2009

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (05 May 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (22 May 2009)
Announcement Company releases interim management statement. (07 May 2009)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (27 May 2009)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Walsh, Rose and those persons discharging managerial responsibility inform the Company of their interests therein.
Dr Humer and Mr Stitzer inform the Company of their beneficial interests.
(11 May 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 May 2009)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (18 May 2009)	Announcement Company announces total voting rights. (29 May 2009)

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc

(Translation of registrant's name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒                      Form 40-F ☐

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 .............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 04 June 2009	By	/s/S Arsenić
Name: S Arsenić
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:04 05-May-09
Number	91401-7D50

TO:      Regulatory Information Service

PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 89 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,317,362 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,554,554.

05 May 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Interim Management Statement
Released	07:00 07-May-09
Number	8216R07

RNS Number : 8216R
Diageo PLC
07 May 2009

7 May 2009

Interim management statement for the nine months
ended 31 March 2009

Diageo maintains fiscal 2009 full year guidance for organic operating profit growth in the range of 4% to 6%

In the nine months ended 31 March 2009 net sales were flat against the comparable period on an organic basis. In the quarter ended 31 March 2009 net sales declined by 7% on the same basis, driven primarily by the planned stock reductions in Diageo's US spirits and wine distributors where stock at 31 March 2009 was approximately one million cases lower than at 31 December 2008.

On a reported basis net sales grew by 16% in the nine months ended 31 March 2009 and by 11% in the quarter ended 31 March 2009, against the comparable prior period in each case. Growth was mainly driven by the impact of exchange rates movements since the comparable period.

The only material change in the financial position of the group was the liability in respect of the interim dividend. Net assets were £4,192 million at 31 March 2009, having been £4,616 million at 31 December 2008.

Paul Walsh, Chief Executive of Diageo commented:

'As we anticipated trading in markets around the world has weakened in the second half of the fiscal year. In particular there has been a significant decline in the Russian market from the beginning of January and the Global Travel Retail business continues to be adversely affected by the economic conditions. However, through our actions, including the reduction in trade stock levels which we orchestrated across many markets in the first half and delivered in our US spirits and wine channel in the third quarter, our focus on marketing efficiency and the implementation of our restructuring programme, we are taking the steps necessary to put ourselves in a position to emerge from this global downturn as an even stronger business.

'Despite this more challenging trading environment we continue to forecast organic operating profit growth for the year ended 30 June 2009 in the range of 4% to 6%. Continued positive exchange rate impacts and the lower tax rate mean that growth in reported eps will be double digit.'

-ends-

Investor enquiries:

Catherine James
+44 (0) 20 7927 5272

Stephen Howe
+44 (0) 20 7927 4216

investor.relations@diageo.com

Media enquiries:

James Crampton
+44 (0) 20 79274613
James.crampton@diageo.com

Forward-looking statements

This document contains 'forward-looking statements'. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo's strategic transactions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2008 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:08 11-May-09
Number	91507-8771

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the 'Company') announces that:

 1. it received notification on 11 May 2009 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ('Ordinary Shares') under the Diageo Share Incentive Plan (the 'Plan'), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 11 May 2009 under the Plan, by Diageo Share Ownership Trustees Limited (the 'Trustee'):

Name of Director	Number of Ordinary Shares

N C Rose	22

P S Walsh	22

(ii) the following 'Persons Discharging Managerial Responsibilities' ('PDMR') were allocated Ordinary Shares on 11 May 2009 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	23

S Fletcher	22

D Gosnell	22

J Grover	22

A Morgan	22

G Williams	22

I Wright	22

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ('Sharepurchase') and those awarded to the employee by the Company ('Sharematch') on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £8.60.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. it received notification on 11 May 2009 from Dr F B Humer, a director of the Company, that he had purchased 925 Ordinary Shares on 11 May 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £8.60.

3. it received notification on 11 May 2009 from Mr H T Stitzer, a director of the Company, that he had purchased 115 Ordinary Shares on 11 May 2009 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director's fees to purchase Ordinary Shares.

The Ordinary Shares were purchased at a price per share of £8.60.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr F B Humer	12,560

N C Rose	453,874

H T Stitzer	6,583

P S Walsh	719,855

Name of PDMR	Number of Ordinary Shares

N Blazquez	43,278

S Fletcher	152,014

D Gosnell	59,468

J Grover	149,616

A Morgan	176,722

G Williams	243,816 (of which 5,992 are held as ADS*)

I Wright	30,089

P D Tunnacliffe

Company Secretary

11 May 2009

*1 ADS is the equivalent of 4 Ordinary Shares.

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:15 18-May-09
Number	91410-3C5B

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 8,663 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,308,699 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,563,217.

18 May 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	11:56 22-May-09
Number	91155-FB8E

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 3,481 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,305,218 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,566,698.

22 May 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:58 27-May-09
Number	91457-81F3

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 1,922 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,303,296 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,568,620.

27 May 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:19 29-May-09
Number	91318-66CD

TO:      Regulatory Information Service

         PR Newswire

RE:      PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the 'Company') announces that today, it released from treasury 370 ordinary shares of 28 101/108 pence each ('Ordinary Shares'), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 976.71 pence per share.

Following this release, the Company holds 254,302,926 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,499,568,990.

29 May 2009

END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	13:25 29-May-09
Number	91322-BD96

TO:      Regulatory Information Service

         PR Newswire

RE:      Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the 'Company') would like to notify the market of the following:

The Company's issued capital consists of 2,753,871,916 ordinary shares of 28 101/108 pence each ('Ordinary Shares') with voting rights, which includes 254,302,926 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,499,568,990 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

29 May 2009

END